

Mail Stop 3561

May 24, 2016

Paul Staples
Chief Executive Officer
HyGen Industries, Inc.
11693 San Vincente Boulevard, Suite 445
Los Angeles, California 90049

> **Re: HyGen Industries, Inc.
> Amendment No. 1 to
> Offering Statement on Form 1-A
> Filed May 12, 2016
> File No. 024-10518**

Dear Mr. Staples:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2016 letter.

1-A: Item 1. Issuer Information

Financial Statements

Balance Sheet Information

1. Please explain to us why construction in-progress is not presented in the property, plant and equipment line item.

Part II

Cover Page

2. We note your response and amended disclosure to comment 2. Please further revise your disclosure to state that all investor funds will be immediately available to you upon commencement of this offering.

Use of Proceeds, page 5

3. Please revise Footnote 1 to the table appearing on page 6 to individually enumerate the amount of proceeds to be used for each activity listed. Further, please include a footnote to disclose what items comprise "Syndication costs."

4. Please revise the table on page 6 to reflect the estimated use of the net proceeds of the offering as opposed to the gross proceeds of the offering.

5. We note your disclosure on page 20 that the principal and outstanding interest on the $20,000 bridge note entered into in November 2015 are payable from the first net proceeds of this offering or on the maturity date. Please update your use of proceeds section to reflect the payment of the Note.

Business

Plan of Operations, page 6

6. We note your response to our comment 6. Please further revise your disclosure at pages F-7 and F-10 to make it clear that the CEC has reduced the grant by $56,800.

7. We note your response to comment 9. Please further discuss the nature and type of "in-kind" contributions that have been committed. In this regard, please classify the matching funds and in-kind contributions that comprise the $1,431,921 to which you make reference on page F-8. Please attach any commitments as an exhibit to this offering circular.

Plan of Distribution, page 39

8. We note your response to comment 19. Please remove references to the use of independent consultants in connection with this offering.

9. We note your response to comment 20; however, your Plan of Distribution continues to state that shares will be offered by your officers, directors and employees. Please revise to remove these references and to clearly state, if true, that offers of securities will be made solely via StartEngine. Please also remove your references to "consultants" or revise to clarify what role the consultants will play.

10. We note your response to comments 21 and 22. Please make it clear throughout your filing that your current intentions are to conduct the offering through the StartEngine portal only, and you do not plan on using finders or broker-dealers until some point in the future, if ever.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 42

11. Please tell us whether the first $3,300,000 raised in this offering will be used exclusively for the construction of the three stations. In this regard, we note your disclosure on page 42 that states you will need a minimum of $3,300,000 net proceeds from this offering to construct the first three station installments, as well as your disclosure on page 5 listing numerous other intended uses of proceeds. If the proceeds will be used for more than one purpose simultaneously, please make it clear that you will need to raise more than $3,300,000 in this offering to build your three stations.

Signatures

12. Please revise to include the capacity of Paul Staples as Chief Executive Officer in the second signature block.

You may contact Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products